UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTIONS ADOPTED IN 2022 ANNUAL GENERAL MEETING

At Gracell Biotechnologies Inc.’s (the “Company”) annual general meeting of shareholders (“AGM”) held on September 15, 2022, all of the proposed resolutions put to the AGM were passed by the Company’s shareholders. Below are the resolutions passed:

•	as an ordinary resolution, that Dr. Guotong Xu be re-elected as a Class II director of the Company at this annual general meeting, to serve for a full term of three (3) years, and

•	as an ordinary resolution, that Dr. David Guowei Wang be re-elected as a Class II director of the Company at this annual general meeting, to serve for a full term of three (3) years.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545) to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ William Wei Cao
Name:	William Wei Cao
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: September 15, 2022